UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Andeavor Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

03350F106

(CUSIP Number)

Hannah Thompson Frank

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue, Suite 1800

Pittsburgh, Pennsylvania 15222-3142

(412) 667-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 03350F106

1	Names of reporting persons. Andeavor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 95-0862768
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 112,268,461[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 112,268,461[1]

11	Aggregate amount beneficially owned by each reporting person 127,889,386
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 58.9%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in Andeavor Logistics LP (the “Issuer”).
2.	Based upon approximately 217,097,057 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]

11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.8%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065

11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%[1]
14	Type of reporting person OO

1.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 88,624,852[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 88,624,852[1]

11	Aggregate amount beneficially owned by each reporting person 88,624,852[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 40.8%
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 20-3472415
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542

11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%[1]
14	Type of reporting person CO

1.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0642718
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542

11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%[1]
14	Type of reporting person OO

1.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Acquisition Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 81-0866235
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542

11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%[1]
14	Type of reporting person OO

1.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0218157
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,853,542
	9	Sole dispositive power 0
	10	Shared dispositive power 14,853,542

11	Aggregate amount beneficially owned by each reporting person 14,853,542
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%[1]
14	Type of reporting person OO

1.	Based upon approximately 217,097,057 Common Units of the Issuer issued and outstanding as of November 8, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 13 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (“Andeavor”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016, April 17, 2017, July 20, 2017, August 9, 2017, August 14, 2017 and November 1, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

On November 8, 2017, pursuant to the Contribution, Conveyance and Assumption Agreement among the Issuer, the General Partner, TRMC, Andeavor and Tesoro Logistics Operations LLC (which is filed as Exhibit 1 hereto and is incorporated herein by reference): (i) TRMC contributed certain assets to the General Partner and in exchange received additional units in the General Partner; and (ii) the General Partner contributed certain assets to the Issuer and in exchange received 980,802 Common Units and $400.5 million in cash.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and supplemented as follows:

Andeavor

(a) Amount beneficially owned: 127,889,386 Common Units

Percentage: 58.9%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 15,620,925 Common Units

ii.	Shared power to vote or to direct the vote: 112,268,461 Common Units

iii.	Sole power to dispose or to direct the disposition of: 15,620,925 Common Units

iv.	Shared power to dispose or to direct the disposition of: 112,268,461 Common Units

Tesoro Refining & Marketing Company LLC

(a) Amount beneficially owned: 8,219,002 Common Units

Percentage: 3.8%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,219,002 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,219,002 Common Units

Tesoro Alaska Company LLC

(a) Amount beneficially owned: 571,065 Common Units

Percentage: 0.3%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 571,065 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 571,065 Common Units

Tesoro Logistics GP, LLC

(a) Amount beneficially owned: 88,624,852 Common Units

Percentage: 40.8%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 88,624,852 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 88,624,852 Common Units

Western Refining, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.8%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 14,853,542 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Giant Industries, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.8%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 14,853,542 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Western Acquisition Holdings, LLC

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.8%

(b) Number of shares to which the Reporting Person has:

v.	Sole power to vote or to direct the vote: 0

vi.	Shared power to vote or to direct the vote: 14,853,542 Common Units

vii.	Sole power to dispose or to direct the disposition of: 0

viii.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

Western Refining Southwest, Inc.

(a) Amount beneficially owned: 14,853,542 Common Units

Percentage: 6.8%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 14,853,542 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 14,853,542 Common Units

(c) The response in Item 3 is incorporated herein by reference.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is supplemented as follows:

On November 8, 2017, pursuant to the Amendment No. 6 to the Second Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, Andeavor, TRMC and Tesoro Alaska amended and restated their respective membership interest in the General Partner to account for the capital contributions made by TRMC to the General Partner on that date.

All references to, and descriptions of, the Limited Liability Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 1, 2014 and Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2014, Amendment No. 2 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 12, 2015, Amendment No. 3 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2016, Amendment No. 4 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 22, 2016, Amendment No. 5 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on November 21, 2016, and Amendment No. 6 to the Second Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2017.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Contribution, Conveyance and Assumption Agreement, dated as of November 8, 2017, among Andeavor Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Andeavor and Tesoro Refining & Marketing Company LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2017)

2.	Amendment No. 6 to the Second Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC dated November 8, 2017 (incorporated herein by referenced to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

ANDEAVOR

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO ALASKA COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO LOGISTICS GP, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

GIANT INDUSTRIES, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN ACQUISITION HOLDINGS, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller